                                                      EXHIBIT 1
                                                   NEWS RELEASE



  AK Steel Earns $60 Operating Profit Per Ton in Third Quarter of 1997; Authorizes Stock Split and 25% Dividend Increase



   MIDDLETOWN, OH, October 8, 1997 -- AK Steel (NYSE: AKS) today reported net income of $37.0 million, or $1.19 per fully diluted share of common stock, for the third quarter of 1997. Operating profit, a key industry measure, was $60 per ton in the quarter. Sales for the 1997 third quarter were $598.6 million.

   "Continued strong demand for our value-added coated and cold-rolled products resulted in another solid financial performance for AK Steel," said Richard M. Wardrop, Jr., chairman and chief executive officer. "The outlook for the fourth quarter of 1997 and for the year 1998 continues to look very favorable, and AK Steel continues on a pace of record automotive shipments and total shipments for the year 1997."

   During the third quarter of 1997, construction of the company's new finishing facility near Rockport, Indiana, continued on schedule and on budget. The first operating unit scheduled for completion, a hot-dip continuous galvanizing and galvannealing line, is expected to begin initial production in the third quarter of 1998.

   "Rockport Works is literally just around the corner and is a lot closer than most people imagine," said Mr. Wardrop. "The construction progress has been phenomenal, and we eagerly anticipate the production of prime galvanized and galvannealed product in less than a year."

    Board Approves Two-for-One Stock Split and 25% Common Stock
                         Dividend Increase

   In a separate announcement today, the company also said its board of directors approved a two-for-one common stock split in the form of a stock dividend payable November 17, 1997, to shareholders of record on October 21, 1997.

   Following the stock split, approximately 62 million common shares will be outstanding. The board of directors also approved a 25% increase in common stock dividend to an annual indicated rate of $1.00 per share on a pre-split basis, equivalent to a $.50 per share post-split annual dividend.

   "The stock split, dividend increase and recently announced redemption of all outstanding preferred shares demonstrate management's confidence in AK Steel's future," said Mr. Wardrop. "Coupled with our ongoing share repurchase program, industry-leading operating profit per ton over what we expect to be the last 15 consecutive quarters and our belief that Rockport Works will begin adding value to our company next year, we are pleased to announce these actions designed to further enhance shareholder value."

   AK Steel produces low-carbon and stainless flat-rolled steel for automotive, appliance, food and chemical processing, construction and other markets. The company employs about 5,800 people in plants and offices in Middletown, Ashland, Kentucky, and Rockport, Indiana.



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

       AK Steel Statement of Income & Earnings Per Share Data
                  ($ Millions except per share data)

                       Three Months Ended  Nine Months Ended
                          September 30,      September 30,
                         1997      1996     1997      1996
                         ----      ----     ----      ----

Shipments (000 tons)     1,147     1,048    3,467     3,218

Net Sales                $598.6    $559.3   $1,820.0  $1,693.6

Cost of Products Sold    482.3     440.3    1,463.9   1,341.3

Selling and Admin.
 Expense                  28.1      28.5       84.8      84.7

Depreciation              19.8      18.7       59.7      58.7
                         -----     -----    -------   -------

Total Operating Costs    530.2     487.5    1,608.4   1,484.7
                         -----     -----    -------   -------

Operating Profit          68.4      71.8      211.6     208.9

Interest Expense          18.7       9.5       59.8      28.4
Other Income               9.9       2.8       27.2       8.4
                         -----     -----    -------   -------

Income Before Income
 Taxes                    59.6      65.1      179.0     188.9
Income Tax Provision      22.6      25.4       68.5      73.7
                         -----     -----    -------   -------

Net Income                37.0      39.7      110.5     115.2
Less Preferred Stock
 Dividends                 2.5       2.6        7.7       8.5
                         -----     -----    -------   -------

Net Income Applicable
 to Common Stock        $34.5      $37.1     $102.8    $106.7


                           Earnings Per Share Data


Three Months Ended September 30,

                               1997                    1996
                         -----------------       ----------------
                                    Fully                 Fully
                         Primary   Diluted       Primary  Diluted
                         -------   -------       -------  -------

Earnings Per Share       $ 1.27    $ 1.19        $ 1.40   $ 1.28
Weighted Average Shares
   Outstanding (000)     27,050    31,147        26,586   30,925


Nine Months Ended
   September 30,
                               1997                    1996
                         ----------------        ----------------
                                    Fully                   Fully
                         Primary  Diluted        Primary  Diluted
                         -------  -------        -------  -------

Earnings Per Share       $ 3.81   $ 3.55         $ 4.03   $ 3.71
Weighted Average Shares
   Outstanding (000)     26,947   31,096         26,455   31,075



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